FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Gammon Lake Resources Inc.
1601 Lower Water Street
Summit Place, Suite 402
Halifax, Nova Scotia B3J 3P6

Item 2         Date of Material Change

August 10, 2006

Item 3         News Release

The press release attached as Schedule A was released over Canada NewsWire on August 10, 2006

Item 4         Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5         Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Bradley H. Langille
Chief Executive Officer
Gammon Lake Resources Inc.
Tel: 902-468-0614

Item 9         Date of Report

August 10, 2006

Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, August 10, 2006

Gammon Lake Resources Release of Second Quarter 2006 Financial Results

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce second quarter results for the six months ended June 30, 2006.

Revenue from mining operations for the three month period June 30, 2006 was $13,163,868. This represents an increase of 630% over first quarter revenue from mining operations of $2,088,038, and demonstrates the ramp up of production at the Ocampo mine.

Cash operating cost per ounce of gold was $246 in the second quarter of 2006. Cash costs are still expected to be higher than feasibility study estimates as the Company continues through its commissioning process. The strip ratio is expected to decline over the coming months, and the underground costs will be absorbed through the mill where higher grades and recoveries are expected. The Company's objective is still to achieve a cash cost per ounce of gold of US$152.

For the six months ended June 30, 2006, the Company realized a loss per share of $0.10, however after adding back non-cash items of amortization and depletion of $2,420,758 (July 31, 2005 - $309,441) and stock based compensation included in general and administrative costs of $13,448,786 (July 31, 2005 - $Nil), the earnings per share before income taxes would be $0.02 (July 31, 2005 – ($0.10)), and earnings per share after taxes of $0.10 (July 31, 2005 – ($0.05)). Non-GAAP earnings measures do not have any standardized meaning prescribed by GAAP, however the Company feels this disclosure is appropriate for readers to assess the results of operations from the production ramp up at the Ocampo mine and allow readers to compare to other reporting issuers who present earnings measures

Quarter Highlights
  Gammon Lake acquires the El Cubo Mine, located in Guanajuato, Mexico as a result a business combination with Mexgold Resources Inc.
  Commissioning of the Ocampo mill has commenced processing ore from the Company's underground mine.
  Gold and silver production from the Ocampo Open Pit Mine during the month of July amounted to 5,902 ounces of gold and 120,565 ounces of silver.
  During the month of July, 4,458 ounces of gold and 142,767 ounces of silver were produced from the El Cubo Mine. This represents a 14.5% increase over mine production in the month of June and is a result of development of new areas within the Mine that have been identified though exploration drilling, such as La Loca, and ultimately increase production.
  Average realized metal prices of US$616.37 per ounce and US$11.92 per ounce of silver, and Gammon Lake remains 100% unhedged for future production.

Gammon Lake continues to ramp up production from its heap leach operations at its Ocampo mine. During the quarter, the Company produced 13,672 ounces of gold and 251,155 ounces of silver, or 18,409 gold equivalent ounces based on actual sales. Year to date production equals 16,250 ounces of gold and 304,898 ounces of silver, or 21,884 gold equivalent ounces. It's anticipated that production will continue to accelerate over the coming months, with the heap leach reaching full commercial production in the third quarter of 2006. The Company has been pleased with the metallurgical testwork completed to date, and the heap leach indicates that a 120-day recovery cycle exists for ore stacked and placed under leach.

Open pit mining continued to demonstrate an increase in the average number of tonnes of ore moved per day. During the month of June, the Company mined an average of 15,071 tonnes of ore per day, and moved an average of 38,461 tonnes of waste per day. The Company has seen an improvement in the overall strip ratio compared to the first quarter of 2006, and expects to realize the life of mine strip ratio of 3.2:1 over the upcoming months as outlined in the updated resource and reserve study from December, 2005.

Commissioning of the Ocampo mill has commenced processing ore from the Company's underground mine. Material is currently being fed through the crushers and ball mills for testing purposes. Mill commissioning is proceeding on schedule. Gammon Lake will be ramping up mill production and expects to realize gold and silver production from the underground mine during the month of August. The foundry portion of the mill has been completed for the first gold/silver pour, and construction of the remaining mill components including the shaft is proceeding as per the construction schedule. The Underground has been producing at feasibility study levels of 1,500 tonnes per day, and has sufficient stockpile for approximately 61 days of mill feed.

The Company has sufficient funding to complete the remaining capital costs of the project, and will not need additional funding as a result of their commitment with Scotia Capital and Societe Generale which increased the credit facility by an additional US$40 million, announced in May, 2006. The additional US$40 million credit facility increase and extension brought the total facility available to US$107.5 million.

Since having increased its land position during first quarter by securing an additional 6,000 hectares surrounding Ocampo, the Company now has 100% control of in excess of 10,000 hectares. This will provide the Company with additional prospective areas for future exploration. The Company has been very successful in the past with its exploration programs, and believes the Ocampo property holds positive future exploration potential.

Operating costs reported in the second quarter 2006 are not necessarily indicative of costs which will be realized at feasibility-level rates of production. The Company only processed approximately 7% of its estimated total production for the first full year of commercial production as defined in the feasibility study for Year 1. Current gold and silver prices are particularly attractive to the Company given the feasibility study was done at $400 per gold ounce and $6.50 per silver ounce. The Company's average price for sale of gold during the quarter was $616.37 per ounce and $11.92 per ounce of silver. The Company is entirely unhedged for its future production enabling it to fully participate in higher gold/silver prices.

Interim Financial Statements for the second quarter ended June 30, 2006 are attached to this release. These should be read in conjunction with the Notes to the Financial Statements and Management Discussion and Analysis, posted on SEDAR at www.sedar.com.

Gammon Lake would also like to remind shareholders that a conference call will be held on Monday, August 14, 2006 at 10:30 am Atlantic Time (9:30 am Eastern Time) to discuss the quarterly results. The conference call is open to anyone by dialing:

North American Toll-Free: 866-400-2280; or
Local International: 416-850-9145.

When the Operator answers; ask to be placed into the Gammon Lake Q2 Financials Conference Call.

Please note if you are unable to attend the conference call, it will be available for 30 days by dialing:

Local Dial-In Number: 402-220-7740; or
Toll-Free Dial-In Number: 888-562-2825.
Enter Passcode: 4344464

ABOUT GAMMON LAKE

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration and mining Company with properties in Mexico. The Company's flagship Ocampo Project is now in production and Gammon Lake is moving toward becoming a mid-tier gold and silver producer in 2006. Gammon Lake has also recently acquired the El Cubo Mine, as a result of the recent business combination with former mining company, Mexgold Resources Inc. Following a US$40 million increase in its credit facility and influx of C$36 million from the combination with Mexgold Resources, Gammon Lake remains 100% unhedged and fully financed to achieve full production at Ocampo and El Cubo.

ABOUT THE OCAMPO PROJECT

The Ocampo Gold-Silver Project, as designated in the feasibility study conducted by Kappes, Cassiday &Associates (KCA) of Reno, Nevada, will consist of an underground mine with a 1,500 tonne per day agitated cyanide leach plant, and an open pit mine with a 13,000 tonne per day heap leach. As per the KCA feasibility study, production is expected to average 170,000 ounces of gold and 6.2-million ounces of silver, annually. The full KCA feasibility study can be found on SEDAR at www.sedar.com.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer, and he has reviewed the content of this release. Third party analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United State Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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Gammon Lake Resources Inc.
Interim Consolidated Balance Sheets
	June 30	December 31
	2006	2005
	(Unaudited)

Assets
Current
Cash and cash equivalents	$2,177,643	$6,701,543
Receivables
Commodity taxes	11,484,169	9,558,654
Other	2,822,878	2,747,728
Prepaids and deposits	590,536	289,736
Inventories:
Supplies	3,173,414	2,056,963
Ore stockpiles	2,435,222	-
Ore in process	8,176,499	-
Due from related companies (Note 9)	349,176	626,228
	31,209,537	21,980,852

Deposits on capital equipment and capital projects (Note 3)	312,200	1,762,696
Long term investment (Note 4)	18,196,000	10,632,000
Mining interests and capital assets (Note 5)	282,762,319	224,579,967
Long term inventory ore in stockpiles	2,625,548	-

	$335,105,604	$258,955,515

Liabilities
Current
Payables and accruals	$8,358,891	$10,552,274
Current portion of long-term debt and capital leases	34,818,902	24,935,455
	43,177,793	35,487,729

Long term debt and capital leases (Note 6)	80,619,588	21,203,828
Other liabilities	248,689	276,126
Future income taxes	-	7,336,000
	124,046,070	64,303,683

Shareholders' Equity

Capital stock (Note 7)	233,714,823	218,974,423
Contributed surplus (Note 7)	29,778,475	20,255,579
Deficit	(52,433,764)	(44,577,870)
	211,059,534	194,651,832

	$335,105,604	$258,955,515

Nature of operations and going concern assumption (Note 1)
Subsequent event (Note 4)

On behalf of the Board

"Fred George"	Director	"Brad Langille"	Director

See accompanying notes to the consolidated financial statements.

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Gammon Lake Resources Inc.
Interim Consolidated Statements of Operations and Deficit

	Three months	Three months	Six Months	Six Months
	ended	ended	ended	ended
	June 30, 2006	July 31, 2005	June 30, 2006	July 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Revenues from mining operations	$13,163,868	$-	$15,251,906	$-

Expenses
Production costs	4,465,924	-	8,100,539	-
Refining costs	68,124	-	81,516	-
General and administrative	17,086,557	2,311,688	19,768,295	4,920,619
Amortization & depletion	1,624,892	183,493	2,420,758	309,441
Interest	1,465,595	-	1,959,939	-

	24,711,092	2,495,181	32,331,047	5,230,060

Loss before other items	(11,547,224)	(2,495,181)	(17,079,141)	(5,230,060)

Foreign exchange gain (loss)	2,147,825	(1,128,002)	1,568,278	(869,344)
Gain/(loss) on equity investment	(215,000)	(601,000)	189,000	(899,000)
Interest and sundry	281,669	377,852	449,906	940,685

	2,214,494	(1,351,150)	2,207,184	(827,659)

Loss before income taxes	$(9,332,730)	$(3,846,331)	$(14,871,957)	$(6,057,719)

Income taxes (recovery)	(6,886,985)	(276,602)	(7,016,063)	(211,938)

Net loss	$(2,445,745)	$(3,569,729)	$(7,855,894)	$(5,845,781)

Loss per share (Note 8)	$(0.03)	$(0.05)	$(0.10)	$(0.08)

Deficit, beginning of period	$(49,988,019)	$(29,400,631)	$(44,577,870)	$(27,124,579)

Net loss	(2,445,745)	(3,569,729)	(7,855,894)	(5,845,781)

Deficit, end of period	$(52,433,764)	$(32,970,360)	$(52,433,764)	$(32,970,360)

See accompanying notes to the consolidated financial statements.

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Gammon Lake Resources Inc.
Interim Consolidated Statements of Cash Flows
Three months		Three months	Six Months	Six Months
	ended	ended	ended	ended
	June 30, 2006	July 31, 2005	June 30, 2006	July 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Decrease in cash and cash equivalents

Operating
Net loss	$(2,445,745)	$(3,569,729)	(7,855,894)	$(5,845,781)
Amortization & depletion	1,624,892	183,493	2,420,758	309,441
Unrealized foreign exchange (gain) loss	(3,264,036)	563,468	(3,055,304)	304,810
Stock option expense	13,448,786	-	13,448,786	1,478,080
Future income tax recovery	(7,206,922)	(242,058)	(7,336,000)	(211,938)
Accrued interest on long term debt	432,375	-	533,950	-
(Gain)/loss on long term equity investment	215,000	601,000	(189,000)	899,000

Change in non-cash operating working capital (Note 10)	(4,835,876)	(989,351)	(9,008,425)	55,088

	(2,031,526)	(3,453,177)	(11,041,129)	(3,011,300)

Investing
Acquisition of investment	-	-	(7,375,000)	-
Advances to related companies	297,540	(87,087)	277,052	(138,969)
Expenditures on mining interests and related deferred costs and acquisition of capital assets	(42,917,632)	(36,680,850)	(68,992,757)	(63,204,416)
	(42,620,092)	(36,767,937)	(76,090,705)	(63,343,385)

Financing
Repayment of capital lease	(152,916)	-	(378,998)	-
Increase in long-term debt	45,379,847	-	72,172,122	-
Proceeds from exercise of options	449,750	2,266,950	10,814,810	2,366,950
	45,676,681	2,266,850	82,607,934	2,366,950
Net increase (decrease) in cash and cash equivalents	1,025,063	(37,954,164)	(4,523,900)	(63,987,735)

Cash and cash equivalents
Beginning of period	1,152,580	73,354,513	6,701,543	99,388,084

End of period	$2,177,643	$35,400,349	$2,177,643	$35,400,349

See accompanying notes to the consolidated financial statements.

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